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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

NATURAL RESOURCE PARTNERS L.P.
(Name of Issuer)
Common Units
Subordinated Units
(Title of Class of Securities)
Common: 63900P 10 3
Subordinated: 63900P 50 9
(CUSIP Number)
Wyatt L. Hogan
GP Natural Resource Partners LLC
601 Jefferson, Suite 3600
Houston, Texas 77002
Tel: (713) 751-7507
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 14, 2006 and
January 4, 2007
January 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Common CUSIP No.	63900P 10 3; Subordinated CUSIP No. 63900P 50 9	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Great Northern Properties Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0380610

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0 Common Units; 0 Subordinated Units

SHARES	8	SHARED VOTING POWER (1):
BENEFICIALLY
OWNED BY		1,489,779 Common plus Subordinated Units; 931,747 Common Units; 558,032 Subordinated Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Common Units; 0 Subordinated Units

WITH	10	SHARED DISPOSITIVE POWER (1):

1,489,779 Common plus Subordinated Units; 931,747 Common Units; 558,032 Subordinated Units;

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1):

1,489,779 Common plus Subordinated Units; 931,747 Common Units; 558,032 Subordinated Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.7% of Common plus Subordinated Units (2); 3.6% of Common Units; 9.8% of Subordinated Units

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)	The 558,032 Subordinated Units are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.
(2)	Excludes Class B units representing limited partner interests in the Partnership (“Class B Units”), which are not registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Common CUSIP No.	63900P 10 3; Subordinated CUSIP No. 63900P 50 9	Page	3	of	11

1	NAMES OF REPORTING PERSONS: GNP Management Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0385099

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0 Common Units; 0 Subordinated Units

SHARES	8	SHARED VOTING POWER (1):
BENEFICIALLY
OWNED BY		1,489,779 Common plus Subordinated Units; 931,747 Common Units; 558,032 Subordinated Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Common Units; 0 Subordinated Units

WITH	10	SHARED DISPOSITIVE POWER (1):

1,489,779 Common plus Subordinated Units; 931,747 Common Units; 558,032 Subordinated Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1):

1,489,779 Common plus Subordinated Units; 931,747 Common Units; 558,032 Subordinated Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.7% of Common plus Subordinated Units (2); 3.6% of Common Units; 9.8% of Subordinated Units

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)	The 558,032 Subordinated Units are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.
(2)	Excludes Class B Units which are not registered under Section 12 of the Exchange Act.

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON OCTOBER 28, 2002, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON NOVEMBER 29, 2005. THIS AMENDMENT NO. 2 REFLECTS TRANSACTIONS AS OF THE FILING DATE HEREOF AND AMENDS AND RESTATES THE FOREGOING-DESCRIBED SCHEDULE 13D AS FOLLOWS:
Item 1. Security and Issuer
     This amended and restated statement on Schedule 13D is being filed by Great Northern Properties Limited Partnership and GNP Management Corporation (together, the “Reporting Persons”), which constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This schedule relates to the common units representing limited partner interests (the “Common Units”) and the subordinated units representing limited partner interests (the “Subordinated Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002. The Subordinated Units are convertible into Common Units upon satisfaction of the conditions set forth in the Registration Statement on Form S-1 (File No. 333-86582) incorporated herein by reference (the “Registration Statement”).
Item 2. Identity and Background
     (a) Name of Persons Filing this Statement:
(1)	Great Northern Properties Limited Partnership, a limited partnership formed under the laws of the State of Delaware.

(2)	GNP Management Corporation, a corporation formed under the laws of the State of Delaware.
     (b) Principal Business Address and Principal Office Address of Reporting Persons:
(1)	The principal business address and principal office address of the Reporting Persons is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.
     (c) Present Principal Occupation or Principal Business:
(1)	Great Northern Properties Limited Partnership engages in the leasing and acquisition of mineral properties.

(2)	GNP Management Corporation acts as the general partner of Great Northern Properties Limited Partnership.

     Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of GNP Management Corporation follows:
Board of Directors and Executive Officers of GNP Management Corporation

	Principal Business/Principal		Principal Occupation/
Name	Office Address	Position	Employment
Corbin J. Robertson, Jr.	*	Director and	President, Chief Executive
		Chairman of the Board	Officer Quintana Minerals
Corporation and Chairman of
the Board and Chief
Executive Officer, GP
Natural Resource Partners
LLC (1)

S. Reed Morian	300 Jackson Hill,	Director	Chairman and CEO of Dixie
	Houston, Texas 77007		Chemical Company (2)

Ralph E. Bailey	American Bailey	Director	Chairman, American Bailey (3)
Financial Centre
695 East Main Street
Stamford, CT 06901

Charles H. Kerr	*	Chief Executive Officer	***
and President

Dwight L. Dunlap	*	Chief Financial Officer	***
and Treasurer

Kevin Wall	**	Vice President and	***
Chief Engineer

Wyatt Hogan	*	Secretary and	***
General Counsel

(1)	The principal business of Quintana Minerals Corporation is oil and gas production. See also below at ***.

(2)	The principal business of Dixie Chemical Company is manufacturing and marketing of high-purity specialty and complex chemicals and pharmaceutical intermediates for domestic and export areas.

(3)	The principal business of American Bailey is engaging in various aspects of the coal industry.

*	The principal business address and principal office address of the executive officers and directors listed above is 601 Jefferson, Suite 3600, Houston, Texas 77002.

**	The principal business address and principal office address of the executive officers and directors listed above is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

***	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership and, if applicable, other affiliates of the Partnership. The principal business of GP Natural Resource Partners LLC is acting as the general partner of the general partner of the Partnership.
     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Each of the natural persons identified in this Item 2 is a U. S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
     Due to the satisfaction of certain subordination tests described in the Registration Statement, on November 14, 2006, 33?% of the Subordinated Units then held by Great Northern Properties Limited Partnership (279,016 Subordinated Units) converted into 279,016 Common Units.
     On January 4, 2007, the Partnership issued 3,913,080 Common Units to Adena Minerals LLC in connection with its contribution of certain equity interests to affiliates of the Partnership, which issuance increased the outstanding Common Units to 23,576,795 Common Units as of January 4, 2007.
     On January 16, 2007, the Partnership issued 2,400,000 Common Units to Dingess-Rum Properties, Inc. in connection with its contribution of certain assets to an affiliate of the Partnership, which issuance increased the outstanding Common Units to 25,976,795 as of January 16, 2007.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Common Units and the Subordinated Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units or Subordinated Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units or the Subordinated Units, general economic conditions, money and stock market conditions and other future developments.
Item 5. Interest in Securities of the Issuer
(a)	(1)	Great Northern Properties Limited Partnership is the record and beneficial owner of an aggregate of 1,489,779 Common and Subordinated Units, consisting of 931,747 Common Units and 558,032 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement. Based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being a total of 25,976,795 Common Units and 5,676,817 Subordinated Units outstanding, Great Northern Properties Limited Partnership’s holdings represent 3.6% of the Common Units, 9.8% of the Subordinated Units and 4.7% of all outstanding Common and Subordinated Units (excluding the Class B units representing limited partner interests in the Partnership (the “Class B Units”), which are not registered under Section 12 of the Exchange Act).

(2)	GNP Management Corporation does not directly own any units. In its capacity as general partner of Great Northern Properties Limited Partnership, GNP Management Corporation may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,489,779 Common and Subordinated Units, consisting of 931,747 Common Units and 558,032 Subordinated Units. These holdings represent 3.6% of the Common Units, 9.8% of the Subordinated Units and 4.7% of all outstanding Common and Subordinated Units (excluding the Class B Units).
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. The partners of Great Northern Properties Limited Partnership share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units and the Subordinated Units owned by Great Northern Properties Limited Partnership.
     (c) On November 14, 2006, 33?% of the then outstanding Subordinated Units converted into Common Units due to the satisfaction of the conditions described in the Registration Statement. Other than this conversion, which is described in Item 3 hereof, none of the Reporting Persons has effected transactions in the Common Units or the Subordinated Units in the past sixty days. In addition, as a result of the Partnership’s issuance of 3,913,080 Common Units to Adena Minerals LLC on January 4, 2007 and the Partnership’s issuance of 2,400,000 Common Units to Dingess-Rum Properties, Inc. on January 16, 2007, each as further described in Item 3 hereof, the number of outstanding Common Units increased to 25,976,795 as of January 16, 2007.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Common Units (including those issued upon conversion of the Subordinated Units) and the Subordinated Units acquired by the Reporting Persons were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Reporting Persons are entitled are set forth in the Second Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of January 4, 2007 (incorporated by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on January 4, 2007), which is incorporated herein by reference.
     The Common Units and Subordinated Units owned by Great Northern Properties Limited Partnership are pledged to Bank of America under the Pledge Agreement (NRP Interests) dated as of October 15, 2003 between Great Northern Properties Limited Partnership and Bank of America.

Item 7. Material to Be Filed as Exhibits

Exhibit 4.1:	Second Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P. dated as of January 4, 2007, incorporated herein by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on January 4, 2007.

Exhibit 10.1:	Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2007	GREAT NORTHERN PROPERTIES LIMITED PARTNERSHIP
	By:	GNP Management Corporation,
Its General Partner

By:	/s/ Corbin J. Robertson, Jr
Corbin J. Robertson, Jr.
Chief Executive Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2007	GNP MANAGEMENT CORPORATION
	By:	/s/ Corbin J. Robertson, Jr
Corbin J. Robertson, Jr.
Chief Executive Officer

EXHIBIT INDEX

Exhibit 4.1:	Second Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P. dated as of January 4, 2007, incorporated herein by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on January 4, 2007.

Exhibit 10.1:	Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.